Exhibit 21.1

Subsidiaries of the Registrant

Subsidiary Name	Jurisdiction
Otter Holdings, LLC	Delaware
Prairie Gathering I, LLC	Delaware
Prairie Operating Co., LLC	Delaware
Prairie Employee Benefit Pool, LLC	Delaware
Prairie Operating Holding Co., LLC	Delaware
Prairie Operating Employee Co., LLC	Delaware
Prairie SWD Co., LLC	Delaware
Creek Road Miners Corp. (fka Kick the Can Corp)	Nevada
Con TV LLC	Delaware
Wizard Special Events, LLC	California